

June 13, 2022

Brendan Smith
Chief Financial Officer
CRISPR Therapeutics AG
Baarerstrasse 14
6300 Zug
Switzerland

> **Re: CRISPR Therapeutics AG**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-37923**

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 130

1. We note your disclosure that except for activities you perform in connection with your collaborations with Vertex and ViaCyte, as well as in connection with the Bayer Transaction, you do not track research and development costs on a program-by-program basis. Please provide us with proposed disclosure to be included in future periodic reports which separately quantifies your research and development expense related to ViaCyte and in connection with the Bayer Transaction. For the remaining expenses, please disclose by disease area or stage of development (i.e. pre-clinical and clinical). If this break out is not possible, provide disclosure of total research and development expenses incurred during each period presented by nature which should reconcile to total research and

development expense on the Statements of Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences